EXHIBIT 99.1

GILEAD  ANNOUNCES  INTENT  TO  SUBMIT  NEW  DRUG  APPLICATION  FOR FILGOTINIB  TO  U.S.  FOOD  AND  DRUG  ADMINISTRATION  THIS  YEAR

Mechelen, Belgium; 2 July 2019; 07.00 CET; regulated information - Gilead Sciences, Inc. (NASDAQ: GILD) today announced that at a recent pre-New Drug Application (NDA) meeting with the U.S. Food and Drug Administration (FDA), the company provided an update about the investigational oral, selective JAK1 inhibitor, filgotinib. The company discussed with the agency the Phase 3 FINCH studies, as well as the ongoing Phase 2 MANTA safety study assessing semen parameters with filgotinib treatment in men with moderately to severely active ulcerative colitis or Crohn's disease. As a result of this discussion, a path forward has been established to submit the NDA for filgotinib as a treatment for rheumatoid arthritis in 2019.

Filgotinib is an investigational agent and not approved anywhere globally. Its efficacy and safety have not been established.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

About Gilead

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need.  The company strives to transform and simplify care for people with life-threatening illnesses around the world.  Gilead has operations in more than 35 countries worldwide, with headquarters in Foster City, California.  For more information on Gilead Sciences, please visit the company's website at www.gilead.com.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Galapagos Forward-Looking Statements

This release may contain forward-looking statements with respect to Galapagos, including statements regarding the regulatory pathway for filgotinib and the timing of regulatory filings. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos Contacts

Investors:                                                                     Media:

Elizabeth Goodwin                                                      Carmen Vroonen

VP IR                                                                            Senior Director Communications

+1 781 460 1784                                                          +32 473 824 874

Sofie Van Gijsel                                                          Evelyn Fox

Director IR                                                                   Director Communications

+32 485 19 14 15                                                        +31 6 53 591 999

ir@glpg.com                                                               communications@glpg.com